Exhibit 3.1

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

NEFF CORP.

1. The name of the corporation is Neff Corp. (the “Corporation”).

2. The address of the Corporation’s registered office in the State of Delaware is 2711 Centerville Road, Suite 400, Wilmington, New Castle County, Delaware 19808, and the name of its registered agent at such address is The Corporation Service Company.

3. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

4. The total number of shares of stock which the Corporation is authorized to issue is twenty-five thousand (25,000) shares of common stock, par value $.01 each.

5. The Corporation is to have perpetual existence.

6. The board of directors of the Corporation, acting by majority vote, may alter, amend or repeal the By-laws of the Corporation.

7. Except as otherwise provided by the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended, no director of the Corporation shall be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of this Article Seventh by the stockholders of the Corporation shall not adversely affect any right of protection of a director of the Corporation existing at the time of such repeal or modification.